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Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

The following includes a transcript of a presentation and subsequent question and answer session held at the Bear Stearns 14th Annual Technology Conference. Participants of this session were Ralph Faison, President and Chief Executive Officer of Andrew Corporation, and various attendees of the conference.

Bear Stearns 14th Annual Technology Conference—Andrew Corporation
June 11, 2003

CHUCK SEVERS (?), BEAR STEARNS: Good afternoon. My name is Chuck Severs(ph) with Bear Stearns and I'd love to welcome you to our next presentation featuring Andrew Corp. Speaking today we have Ralph Faison, the President and CEO. Also I just want to call your attention, we also have in the room Chuck Nicholas, Vice Chairman and CFO, who will also be participating in the breakout session following this presentation by Ralph.

One bit of housekeeping; we have 25 minutes for this presentation and Q&A. Following that we will be going to the Schubert Room for our breakout session. If you have any questions I ask that you wait till we get the microphone to you so we can get your questions on the Web cast. Thank you very much.

RALPH FAISON, PRESIDENT & CEO, ANDREW CORPORATION: Thank you, Charles, and welcome everyone. Thank you for your interest in Andrew. I'll spend most of my comments today about perhaps the most exciting news we have at the moment with Andrew and that is the Andrew Allen transaction and integration, so we'll spend some time on that.

Before we get started, the Safe Harbor comments; some of our views are forward-looking in nature, therefore, have the risk and uncertainties that I'm sure you're all familiar with. In addition to that, we'll be a little more constrained today due to the (INAUDIBLE) transaction that we're in with Allen, therefore we'll have to limit our questions in some cases to that which is incorporated within S4(ph). So I'll ask for your consideration on that as well.

Just a quick transaction highlight; this was 100 percent stock deal with a common equity value of about $500 million. There are no unusual closing conditions. Hart-Scott-Rodino review was required; that was cleared early part of May. No other unusual conditions. Target closing; my original (INAUDIBLE) date expected in this quarter. We now have set the shareholder date at July 15. I forgot to bring the SEC in on the project team in the original plan I had set for us, so they have not been as cooperative as our internal team. Exchange ratio here, 1.775 Andrew shares to one Allen share. Pro forma ownership translates in there four(ph) to 64 and 36 respectively for Andrew and Allen. The Board of Directors will be expanded by two; we have the privilege of inviting Bob Paul, the current president and CEO of Allen, to join our board, and also Phil Colburn, the current Chairman of Allen, to join the board.

Perhaps the most exciting headline of this integration is it achieves a goal that has long been a strategic focus of Andrew and that is to be a number one or number two player in every major product in our market area in which they participate and here ...

And here, roughly looking at the RF path starting at the top of the tower going from antennas are the number one global share to cable products to power amplifiers all number one shares to filters number two in the world geolocation a new product category for us supporting (INAUDIBLE) 911 deployment throughout the North American and U.S. area. Number one in that as well, and then the combined companies being number one in the repeaters in building or distributed communications arena.

If you think about that just from a pictorial view, consolidating the RF path has been the strategic focus of Andrew for a number of years; that is at the subsystems level the base station side from the top of the tower where we have our base station antennas down the tower with all the necessary connectors and cable to the midpoint where we have microwave back haul microwave antennas down to the cabinet with filters, amplifiers, radio cards. So Andrew today, particularly post Allen acquisition, addresses virtually 100 percent of the components necessary to deploy a base station site.

As we do that, we kind of take a competitive view of where do we stand against the competitive front in the subsystem space. And you'll see here, again, those same product categories—cables down through geolocation(ph) and in building with Andrew being the only complete RF systems offer, again, addressing virtually 100 percent of all the components necessary to deploy a site.

And looking across the competitive landscape, I'd make two observations. One is if we would have looked at this chart, say, two years ago, the chart would have been quite a bit busier with as much as 20 to 30 competitors, so consolidation in the space has been very much a factor of this industry. Two, Andrew has led that consolidation with the purchase of (INAUDIBLE), it closing about this time last year, and now Allen certainly bringing it in the forefront.

The game of chess (INAUDIBLE) if you're playing the game of chess, I'd make the observation that in order for another competitor to rival the complete RF solution offer that Andrew has, it would take a culmination of three or four competitors to hit that phase, so we think we've established a nice leadership in the consolidation phase as well as value-add to the customers for a complete solution.

In terms of capitalization and scale, significant size factor here with total capitalization view here across the competitive front. Perhaps more important on the market strength side, if you look at a pro forma calendar year 2002 for (INAUDIBLE), Andrew, and Allen, you see about a $1.5 billion revenue level for the combined company. That's more than four times the size of the next nearest competitor.

Perhaps the most important element sealing that growth as well as continued growth is the R&D investment, particularly if you think about what's happening in the industry. Today what's happening in the industry with the increased cost pressure, increased price pressure, product immigration for both enhanced performance of products as well as reduced cost, reduced price is required. R&D content, therefore, is required across a broad scale of previously disparate products. So, the R&D investment scale is important. Here, the 104 million on the pro forma basis is three times the size of the next nearest competitor. For that integrated product, that'll be a necessary requirement.

If you look at the diversification of the revenue base, this is something that my predecessor, who's not here today—Floyd English was CEO of Andrew for about 23 years and is still our Chairman—for quite some time has been working to the diversify Andrew's product scope. And as you will hear, at the pie(ph) chart on your left, you'll see that cable's at 34 percent. That's quite an accomplishment considering that as recent as 2000, cables were about 60 percent of Andrew's revenue stream.

So, while continuing to grow share in this market space, taking cable for 34 percent and 10 of the 21. Power amplifiers within the last two years, a new category for Andrew at 21 percent. Utilization and new category will be Allen transaction, filters the same, repeaters and building growing in size. All of that while still protecting the historic strong geographic mix that Andrew has had with 37 percent of sales being in North America and you can see the mix across Asia, Latin America and Europe.

I've been in Telecom for 20 years now and maybe a little longer. We won't get too specific about age. There is not a single carrier or global OEM that I know of that Andrew doesn't have a significant customer relationship with. So, it really does help a great deal in the selling in it's integration and establishing selling it in the amplifier business with Andrew now to deploy now across six OEM customers, that's from one a year ago. And these kinds of relationships will clearly benefit in the Allen Andrew integration and across selling opportunities for the product strength in the various groups there.

Like to turn now to it's kind of a fundamental underlying confidence in this market. Throughout the entire downturn, which I don't think anyone in the industry, particularly myself, would have thought in 2000 that we would have had a downturn in the market with the sustaining power that this one has had. We're now in the third year of sequential downturn. Throughout all of that time though, I'd like to point out that subscriber growth and minutes of use growth has continued. The fuel for the wireless(ph) industry has continued. The demand for the basic core service. At that same time, while that's growing, the overall capex signified by the top blue line here has been declining.

Therefore, we've been somewhat on the borrowed plan from an operator's perspective. Borrowing, squeezing out every bit of possible capacity in order to meet the growing subscriber growth and minutes of use growth. One of the factors I'd like to point out, the bottom yellow line is something we call the RF Footprint. Think of that as the base station site.

As more and more pressure comes on the network from this added subscribers and added minutes of use, and particularly with new factors such as North America with local number portability starts to have more pressure to churn, operators are going to be more and more obliged to re-apportion their limited capex dollars to the base station site to impact the capacity side, whether that be Europe or whether that be a mature market like North America or virgin growth associated in China and India, so that we see a counteracting compounded annual growth rate on the portion of the market we address of about six percent compound annual growth rate and the '02 to '06 side with an inflection point in '04 driven primarily by the capacity impact in number portability impact in '04 in North America, and in increased growth in 3G in Europe starting in.

So, a nice inflection point from '04 to '06 that equates to a near 10 percent compound in annual growth rate in that segment of the market. So just a quick review of kind of a strategic transaction rational strategic benefits of the transaction.

One, it strengthens our leadership across the whole so just a quick review of kind of the strategic—the transaction rationale, the strategic benefits of the transaction: one, it strengthens our leadership across the whole RF(ph) footprint arena, the first, and hopefully forever, only provider out there to offer a full one-stop shopping end-to-end solution to OEMs and service providers; makes us number one in coaxial cables, power amplifiers, filters and base station antennas; adds new growth areas in geolocation and the new emerging growth area, distributed communication, whether that's for dense urban deployment, where a greener solution is required—not many people in New York outside of their apartment window want to see a huge radiating eight foot base station antenna—so a distributed communication with a gentler repeater network is certainly beneficial; as well as the geolocation solutions which provides us new category growth.

We maintain the strength of Andrew through strong financial performance, not the least of which is $40 million worth of synergies which we now are more confident in saying is a conservative number for the transaction to be achieved within the first year. It will be accretive to earnings in fiscal year 2004 that begins in October for us, and we'll maintain our strong balance sheet and enhanced financial flexibility.

And with that I'll open it up for questions. And everybody in this room has been through our 101 since 7 this morning so there's no questions.

UNIDENTIFIED PARTICIPANT: You mentioned 40 million of synergies in this deal. Are there additional synergies to the gross margins that are not included in the 40 million?

FAISON: Well, we certainly hope so, but at this point in time we've pointed to 40 million, as I pointed out. Now that we've dug deeper and had the teams, integration teams working literally thousands of man-hours since the announcement of the transaction, we do see it as a conservative number, but not prepared at this point to talk about any further savings that would be accrued.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE).

FAISON: What's that again?

UNIDENTIFIED PARTICIPANT: Are they taking stock or cash ...

FAISON: A hundred percent stock.

UNIDENTIFIED PARTICIPANT: On page 6 at the bottom, you have the market projections. Could you outline again for me exactly where this market growth is going to come from ...

FAISON: Sure.

UNIDENTIFIED PARTICIPANT: ... and what assumptions you've put in there? Have you got any assumptions on CDMA 450, do you have assumptions on any other—the other products that may develop?

FAISON: Right. That's a global model, which I can't claim pride of authorship, but of course the port for the model itself. The model actually comes Arindam Basu(ph) at Morgan Stanley. The foundation of the model really looks at segmenting the market. The total wireless infrastructure market covers the four wireless networks; that would be switching, back office, billing, customer care solutions. What we're really focused on here is with the continued borrowing that the operators have done by not continuing their rate of investment while subscribers have grown, while minutes of use have grown, we put a lot more stress on networks. In other words, you're stretching the rubber band of capacity. The way to alleviate that concern, or alleviate that capacity stretch, is to deploy more base station site equipment.

So the RF footprint really is the top of the tower down to the cabinet; more site equipment, more antennas, more cables, more power amplifiers, radio cards, channel cards. That is somewhat generic to any air interface, CDMA, GSM, WCDMA, because in Europe, North American and even to some extent in Asia, capex has been constrained. To answer that capex issue, we see the inflection point driven by two things; North America primarily is the number portability that we've just seen being a stimulant to greater levels of competition and taking advantage of the disparity of service levels from operator to operator ...

So there are some operators that have maintained a more consistent capital investment in the networks, others who have been either forced or by strategy reduced their level of rate of investment. Therefore, once number portability comes about, there's no stickiness, no real barrier for a subscriber to change.

Churn is a very expensive aspect. Advertising dollars alone for a subscriber investment service provider is over $100 per subscriber, so churn is quite painful. We think churn will kick in. Other case studies, if you look at Hong

Kong, when number portability hit in 1999, churn went from the two to three percent range very quickly to the ten percent range, quickly driving pressure on operators for competition.

Therefore we see an enhancement for the capacity and service levels which will be the real driver to keep the customers sticky(ph). In Europe, a new version of 3G terminals required by the Christmas buying season will likely provide an impetus for further 3G service and 3G network rollouts, so that inflection point in '04 is both, one, North America number portability and capacity concerns; two, Europe and the 3G (INAUDIBLE) 3G deployment and acceleration in the rate of 3G deployment; and then, Asia—more India and China—pure growth and improvement in low penetration levels.

UNIDENTIFIED PARTICIPANT: (INAUDIBLE) if you're in Europe and you have a GSM system. So when you move the UMPS, ...

FAISON: Yes?

UNIDENTIFIED PARTICIPANT: ... do you—do you have to change your—what do you change? I know you change the equipment, but you don't change the antenna.

FAISON: Yes, antenna, cable, equipment, amplifiers, radios, ...

UNIDENTIFIED PARTICIPANT: The tower stays the same, but you've got to change the antenna on top?

FAISON: Antenna—the full RF lineup. It goes from GSM to WCDMA very similar to AT&T here going from TDMA to GSM. It is—it is a full RF lineup change-out. Our amplifiers, radio, ....

UNIDENTIFIED PARTICIPANT: Cable.

FAISON: .... cable, antennas.

UNIDENTIFIED PARTICIPANT: Wow.

FAISON: The only means by which they would not change out the cable is quite an impractical path which is not to have redundant service. (INAUDIBLE) back in the U.S. analog still exists for many service providers when they went from analog to PCS, they didn't take down the analog immediately and put up PCS. They have redundant service at that point in time gradually over time(ph).

UNIDENTIFIED PARTICIPANT: So what would you—what would your revenues per tower be on that full turn-out?

FAISON: Well, that's a hard one to—I'm afraid that's beyond my calculating ability.

UNIDENTIFIED PARTICIPANT: If the meeting—if the stockholders meeting is July 15, will you be in a position to close within a day or so thereafter?

FAISON: Yes, we hope to close on that day or the next.

UNIDENTIFIED PARTICIPANT: If the delay is in the FCC, what are the issues that they're interested in?

FAISON: No specific issues—more just the regulatory process and the FCC going through their appropriate iterations of (INAUDIBLE).

UNIDENTIFIED PARTICIPANT: Can you comment on how Wi-Fi might impact utilization of your—of your network or relieve network congestion?

FAISON: Sure, you know, Wi-Fi is an—is an interesting data application. The biggest delineation I'll make between Wi-Fi and 3G is Wi-Fi is portable, not mobile. 3G is mobile. Wi-Fi has advantages of high bandwidth and portability in a campus or wireless LAN environment—does not have geographic today—geographic freedom of movement and certainly isn't a mobile application. Wi-Fi doesn't phase well at 60 - 70 miles per hour—biggest delineation.

There will undoubtedly be some erosion at certain application areas. Think of it in terms of PC MCIA cards, radio file in there being a Y-FI(ph) application for portable point to point airport, other hot spot areas usage, the 3G being much more the mobile handset based. Gaming, take pictures, send, interactive gaming as we're seeing in Korea. Three of the goods experiment with 3G.

One of our key customers in Korea predicts that by mid 2004, data traffic will exceed voice traffic, so a nice base for that. That would not be including PC based or heavy data usage based applications (INAUDIBLE) bring. In the (INAUDIBLE) arena for us, think of us perhaps not too parochial. We're sort of the plumbers for RF. We channel RF signal, whether that's a broad-based public air interface, whether that's an in-building, tunnel, train tracks, or large campus, and whether it's 802 dot 11 radio signal, CDMA, PDMA, GSM, we're somewhat ambivalent to. The more RF signals out there, the better. And I'm told I have how many minutes? Maybe none. Can we take one more question or should we move? One more question.

UNIDENTIFIED PARTICIPANT: Sorry, more specifically, can you give us an update on the rollout with Reliance and any up-tick you get from training income?

FAISON: Sure. Yes. Reliance has from our perspective for the mass completed phase one rollout. We're waiting for phase two. We don't have specific visibility as to when phase two begins. We've used the analogous situation as you look at China Unicom Phase One, there was a relatively significant period of time from phase one to phase two, and then we expect a relatively shorter period of time phase two, phase three.

I think it lies primarily with the experience of learning, of running the network, getting the billing systems going and I would imagine that's where Reliance working now to get the subscriber base stable before they do further deployment. Phase two on Reliance, I don't have a—I don't have visibility of that. Phase three, China Unicom, we expect a rollout in this year—this calendar year.

So, thank you very much. Chuck Nicholas will join you in the breakout session as I head to an airplane. Thank you for your interest in Andrew.

Additional Information And Where To Find It

On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus will be sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.

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Bear Stearns 14th Annual Technology Conference—Andrew Corporation June 11, 2003